Delisting Determination, The Nasdaq Stock Market, LLC, July 10, 2023, National Energy Services Reunited Corp.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the ordinary shares and warrant of National Energy Services Reunited Corp. (the Company), effective at the opening of the trading session on July 20, 2023.
Based on review of information provided by the Company, Nasdaq
Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5250(c)(1). The
Company was notified of the Staff determination on November 1, 2022. On November 8, 2022, the Company exercised its right to appeal the Staff determination to the Listing Qualifications Hearings
Panel (Panel) pursuant to Rule 5815. A Panel hearing was held on December 8, 2022. On December 15, 2022, upon review of the information provided by the Company, the Panel determined to grant the Company request to remain listed in the Exchange subject to a series of milestones. On January 4, 2023, Staff issued an additional delist determination for the Company failure to file its Interim Financials for the period ended June 30, 2022, as required by Listing Rule 5250(c)(2), and for failing to hold its annual meeting of shareholders within twelve months of the end of the Company fiscal year ended December 31, 2021, as required by Listing Rule 5620(a).
After failing to meeting the Hearings Panel exception, on April 26, 2022, the Hearings Panel issued a final decision denying the Company continued listing and notified the Company that trading in the Company securities would be suspended on April 28, 2023.
The Company did not appeal the Panel decision to the Nasdaq Listing and Hearing Review Council (Council) and the Council did not call the matter for review. The Staff determination to delist the Company became final on June 12, 2023.


On November 16, 2022, Staff
issued an additional delist determination for the Company failure to file its Form 20-F for the fiscal year ended June 30, 2022.